FLY LEASING LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 25, 2014

NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Fly Leasing Limited (the “Company”) will be held on June 25, 2014 at 10:00 A.M. (GMT) at the Company’s offices at West Pier Business Centre, Dun Laoghaire, Co. Dublin, Ireland, for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To re-elect Erik G. Braathen as a director of the Company.

2.	To re-elect Joseph M. Donovan as a director of the Company.

3.	To re-elect Pat O’Brien as a director of the Company.

4.	To re-elect Susan M. Walton as a director of the Company.

5.	To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.

To transact other such business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the year ended December 31, 2013, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Board, will be presented at the Meeting.

By order of the Board

/s/ Joseph M. Donovan_

Joseph M. Donovan, Chairman

Fly Leasing Limited

Dated May 20, 2014

Notes:

1.	The Board has fixed the close of business on May 13, 2014 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.

2.	A form of proxy is enclosed for use in connection with the business set out above.

3.	Each of the resolutions in 1-4 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for re-election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares, as defined in the Amended and Restated Bye-laws, pursuant to Bye-law 36.5. The resolution set out in 5 above is an ordinary resolution, approval of which will require the affirmative votes of a majority of the votes cast at the Meeting.

FLY LEASING LIMITED

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON JUNE 25, 2014

I/we

(NAME IN BLOCK CAPITALS)

Of

(ENTITY NAME IF APPLICABLE)

being (a) holder(s) of _______________________________ common shares of Fly Leasing Limited (the “Company”) on the record date of May 13, 2014, hereby appoint Colm Barrington and/or Gary Dales to act as my/our proxy at the Annual General Meeting (the “Meeting”) of the Company to be held on June 25, 2014, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.

Resolutions	For	Against	Abstain
1. To re-elect Erik G. Braathen as a director of the Company.
2. To re-elect Joseph M. Donovan as a director of the Company. 3. To re-elect Pat O’Brien as a director of the Company.
4. To re-elect Susan M. Walton as a director of the Company.
5. To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.

Date:

Signature:

This proxy should be completed and sent to the following addresses by not later than 48 hours before the time for holding the Meeting.

Colm Barrington Fly Leasing Limited West Pier Business Centre Dun Laoghaire, Co. Dublin, Ireland Fax: +353-1-231-1901	With a copy to: Eugine Jung BBAM US LP 50 California Street, 14th Floor San Francisco, CA 94111, USA Fax: 415-618-3337

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INFORMATION CONCERNING SOLICITATION AND VOTING FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF FLY LEASING LIMITED TO BE HELD ON JUNE 25, 2014

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2013 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2013 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.flyleasing.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3 and 4 — ELECTION OF DIRECTORS

The Board has determined that it shall be comprised of seven directors. The Amended and Restated Bye-laws provide that four of the directors shall be elected by the holders of the common shares and three will be appointed by the holders of the Manager Shares. The Board has nominated the four persons listed below for re-election by the holders of the common shares as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Amended and Restated Bye-laws, each director elected by the holders of the common shares is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company to be elected by the holders of the common shares is set forth below:

Name	Age	Position
Erik G. Braathen	58	Director, Chairman of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee
Joseph M. Donovan	59	Chairman of the Board of Directors, Chairman of the Audit Committee
Pat O’Brien	59	Director, Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee
Susan M. Walton	53	Director, Chairman of the Nominating and Corporate Governance Committee, member of the Compensation Committee

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Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Peergynt Tours AS, Opra AS, Northsea PSV AS and Cenzia AS. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS and Onida AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Institutional Financial Markets Inc. (formerly known as Cohen & Company) and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.

Pat O’Brien has been a member of our board of directors since August 2013. Prior to his retirement in April 2011, Mr. O’Brien was a Partner at KPMG Dublin for 24 years, which he joined in March 1979. During his tenure with KPMG, Mr. O’Brien specialized in the aircraft leasing and financing sector and served as the tax adviser to a number of aircraft lessors and financiers in this sector. Mr. O’Brien has also worked with the Irish Department of Finance on legislative amendments affecting the aircraft leasing sector and has been published by the Irish Taxation Institute. Mr. O’Brien is a director of Airspeed Limited, Eirtech Aviation Limited, Amentum Capital Limited, VGS Holdings Limited and Apollo Aviation Management Limited. Mr. O’Brien also serves as a director on the boards of Rabobank Ireland plc and ACC Bank plc. Mr. O’Brien is a Commerce graduate of the University College Dublin.

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently the Chief Executive Officer of the Pestalozzi International Village Trust, a charity registered in England and Chief Executive Officer of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for the Sussex East Area Meeting of Quakers, a member of the Corporation of Sussex Coast College Hastings and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

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PROPOSAL 5 — APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Company will ask Shareholders to approve the appointment of Ernst & Young LLP as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.

All services rendered by the independent auditors are subject to pre-approval and review by the Company’s Audit Committee.

OTHER BUSINESS

The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

/s/ Joseph M. Donovan
Joseph M. Donovan, Chairman Fly Leasing Limited

 Dated: May 20, 2014

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